PRIMERO REPORTS THIRD QUARTER RESULTS

(Please note that effective third quarter 2010, Primero has changed its functional and reporting currency from Canadian to U.S. dollars and accordingly all dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted)

Toronto, Ontario, November 10, 2010 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today reported financial and operational results for the third quarter of 2010. Primero acquired the San Dimas gold-silver mine on August 6, 2010, after which it recorded production of 12,600 gold equivalent ounces1 (10,800 ounces of gold and 575,500 ounces of silver) at a cash cost2 of $681 per gold equivalent ounce. This resulted in the Company’s first reported revenues of $18.9 million, with a net loss of $33.3 million ($0.64 per share) and an adjusted net loss3 of $9.2 million ($0.17 per share) in the quarter.

Quarter Highlights

  Completed an equity financing for gross proceeds of $285 million on July 20, 2010.

  Completed the acquisition of the San Dimas gold-silver mine in Mexico on August 6, 2010.

  Production of 12,600 gold equivalent ounces1 (10,800 ounces of gold and 575,500 ounces of silver) for the partial third quarter period August 6, 2010 to September 30, 2010; with San Dimas total third quarter production of 21,700 gold equivalent ounces1 (18,400 ounces of gold and 1,005,400 ounces of silver).

  Revenues of $18.9 million, from sales of 15,000 gold equivalent ounces1 with an average realized gold price of $1,257 per ounce and an average realized silver price of $4.04 per ounce in accordance with the silver purchase agreement4.

  Total cash costs2 were $681 per gold equivalent ounce, or $527 per gold ounce on a by-product basis for the partial third quarter period of August 6, 2010 to September 30, 2010; San Dimas total third quarter cash costs2 were $514 per gold ounce on a by-product basis.

  Identified additional proven and probable reserves of 83,000 ounces of gold and 5.3 million ounces of silver at above average reserve grades.5

“We successfully acquired and integrated the San Dimas mine and started an expansion review, all during the third quarter,” said Joseph Conway, President and Chief Executive Officer. “We have swiftly transformed Primero from a junior exploration company to a precious metals producer with a solid foundation including a strong financial position and a long operating history, a record of resource conversion and impressive exploration success. We are now focused on growth by completing a thorough optimization and expansion review at San Dimas while assessing other strategic growth opportunities.

Our third quarter results reflect the continued strong gold demand and the fact that we had possession of San Dimas for around eight weeks. Production during the third quarter was impacted by lower than expected throughput and grades. We see this partially as a result of lower development expenditures during recent years. We have already started to increase development spending and expect to see its impact in the first quarter of next year. Our current expansion review will address development as well as a potential future mill expansion. We have already demonstrated exploration success by effectively replacing 2010 production.

With the amended silver purchase agreement in place we expect to see revenues from silver at spot prices for the first time in the third quarter of next year.”

Outlook

The Company has lowered its guidance for the year and for the period of ownership from August 6, 2010 to December 31, 2010. Throughput and grade were lower than anticipated during the third quarter, partially as a result of insufficient development and available working faces. The Company has increased planned development, which management expects will begin to affect production in the first quarter of 2011. During October there was an unexpected inflow of hot water on level 11 of the Central Block area that impeded our planned access to higher grade material, further impacting results. The inflow has been controlled and is not expected to reoccur. Fourth quarter production is expected to improve over the third quarter by mining higher grade ore and increasing mine throughput to 1,800 tonnes per day.

Production for the period August 6, 2010 to December 31, 2010 is now expected to be 37,000 to 40,000 gold equivalent ounces1, down from earlier guidance of 43,000 to 49,000 gold equivalent ounces1. Total cash costs2 for the period are now expected to be $580 to $600 per gold equivalent ounce, up from $450 to $480 per gold equivalent ounce, or $460 to $480 per gold ounce up from $330 to $360 per gold ounce on a by-product basis.

This translates into full year San Dimas production of 99,000 to 103,000 gold equivalent ounces1, down from 106,000 to 112,000 gold equivalent ounces1. San Dimas full year cash cost2 guidance has been increased to $550 to $570 per gold equivalent ounce from $500 to $530 per gold equivalent ounce, or $440 to $460 per gold ounce from $390 to $420 per gold ounce on a by-product basis.

At November 10, 2010	Original Guidance		Revised Guidance
	Estimated August 6, 2010	Estimated Full Year 2010	Estimated August 6, 2010	Estimated Full Year 2010
	to December 31, 2010		to December 31, 2010
Gold equivalent production[1] (ounces)	43,000-49,000	106,000-112,000	37,000-40,000	99,000-103,000
Gold production (ounces)	37,000-42,000	90,000-95,000	31,000-34,000	84,000-87,000
Silver production[4] (ounces)	1,755,000-1,955,000	4,500,000-4,700,000	1,650,000-1,800,000	4,400,000-4,550,000
Total cash costs[2] (per gold equivalent ounce)	$450 - $480	$500 - $530	$580 - $600	$550 - $570
Total cash costs[2] - by-product (per gold ounce)	$330 - $360	$390 - $420	$460 - $480	$440 - $460
Capital expenditures (US$ millions)	12	26	12	26

Financial & Operational Review

After acquiring San Dimas on August 6, 2010, Primero sold 15,000 gold equivalent ounces1 (11,800 ounces of gold and 982,200 ounces of silver) during the third quarter on production of 12,600 gold equivalent ounces1 (10,800 ounces of gold and 575,500 ounces of silver). Total cash costs2 for this partial third quarter period were $681 per gold equivalent ounce, or $527 per gold ounce on a by-product basis.

Primero reports that 982,200 ounces of silver were delivered to Silver Wheaton Corp.4 (“Silver Wheaton”) under the amended silver purchase agreement during the third quarter. The Company will begin selling fifty percent of the silver produced at spot prices, after the first 3.5 million ounces of silver (of which 2,517,800 ounces remain) are delivered to Silver Wheaton each year. Management expects that at current run rates, this will be in the third quarter of 2011.

San Dimas third quarter production (for the full three months ended September 30, 2010) totaled 21,700 gold equivalent ounces1 (18,400 ounces of gold and 1,005,400 ounces of silver), compared with 32,800 gold equivalent ounces1 (27,500 ounces of gold and 1,231,800 ounces of silver) during the same period in 2009. Lower production is primarily attributable to lower grades and less ore contained within the development material from the Central Block area. San Dimas total cash costs2 for the third quarter were $514 per gold ounce on a by-product basis (gold equivalent cash cost not reported by previous owner of San Dimas). Cash costs2 were higher than the prior year period primarily due to the lower production as a result of lower grade and lower throughput as well as higher operating costs driven partly by a stronger Mexican peso.

Revenues were $18.9 million for the three months ended September 30, 2010 compared to nil in the corresponding 2009 period. The revenue was generated between August 6, 2010 and September 30, 2010, the period when the Company owned the San Dimas Mine. The Company sold 11,800 ounces of gold at an average realized price of $1,257 per ounce and 982,200 ounces of silver at an average realized price of $4.04 per ounce in accordance with the silver purchase agreement4.

The Company incurred a net loss of $33.3 million during the three months ended September 30, 2010, compared with a loss of $0.2 million in the same period in 2009. On August 6, 2010, the Company acquired the San Dimas Mine. Prior to this acquisition, the Company did not have any operating mines and therefore no revenues or costs of sales. Adjusted net loss3 for the three months ended September 30, 2010 was $9.2 million ($0.17 per share), compared with $0.2 million ($0.08 per share) in the same period of 2009. Adjusted net loss3 in the three months ended September 30, 2010 primarily excludes transaction costs related to the acquisition of the San Dimas Mine, a onetime legal settlement cost and fair value adjustment to acquisition date inventory that was sold by September 30, 2010.

Operating cash outflows before changes in working capital6 were $0.1 million during the three months ended September 30, 2010, compared to $0.2 million in the same period in 2009. The Company’s third quarter gold margin7 was $576 per ounce of gold sold.

Capital expenditures were $2.2 million for the period August 6, 2010 to September 20, 2010. Total third quarter 2010 San Dimas capital expenditures of $5.3 million, the same amount as third quarter 2009.

Improved Silver Purchase Agreement

In 2004, the previous owner of the San Dimas Mine entered into a silver purchase agreement to sell all of the silver produced at the San Dimas Mine for a term of 25 years to Silver Wheaton at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices. As part of the acquisition of San Dimas, Primero renegotiated the silver purchase agreement such that for the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton is available to be sold by the Company at market prices.

History of Exploration Success Continues

On September 20, 2010 the Company reported it had identified additional proven and probable reserves of 83,000 ounces of gold and 5.3 million ounces of silver at above average reserve grades5. San Dimas has a long history of reserve growth and resource conversion and the Company is encouraged by the continued exploration success, having already nearly replaced production for the year based on drilling to August 31, 2010.

Growth Anticipated from High Grade Sinaloa Graben

Sinaloa Graben is a recent high-grade discovery at San Dimas that an independent technical report8 estimates could includes an additional inferred mineral resource of one million ounces of gold. Primero’s 2010 exploration program is focused on upgrading a portion of this Sinaloa Graben potential resource. The exploration program has continued and is focused on the high-grade Sinaloa Graben area.

Results received during the remainder of the third quarter encourage management to believe that ore from Sinaloa Graben will begin to contribute to production in the fourth quarter of 2010 and will positively impact grade and throughput results.

Commitment to Corporate Responsibility, Health & Safety Continues

Primero is pleased to report that the commitment to health and safety at San Dimas has continued through the acquisition transition. The mine achieved a remarkably low two lost time accidents year to date, with over two million man hours of exposure.

Conference Call and Webcast Details

A conference call will be held on Wednesday, November 10, 2010 at 11:00 a.m. (ET) to discuss the third quarter operating and financial results. Participants may join the call by dialing toll free 1-866-946-0484, or 1-646-216-4773 for calls outside Canada and the U.S., and entering the participant passcode 8992639#.

A recorded playback of the call will be available until December 10, 2010 by dialing 1-866-551-4520 and entering the call back passcode 267392#.

A live and archived webcast will also be available at www.primeromining.com.

This release should be read in conjunction with Primero’s third quarter 2010 unaudited financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com.

(1) “Gold equivalent ounces” include silver ounces produced, sold and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the partial third quarter period August 6, 2010 to September 30, 2010 was 311:1. The ratio for the full third quarter of 2010 was 310:1, compared with 231:1 for the third quarter of 2009. The ratio for the guidance projection was 297:1 based on $1,200 per ounce of gold and $4.04 per ounce of silver as per the silver purchase agreement.

(2) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of sales divided by the total number of gold equivalent ounces. Total cash costs on a by-product basis are calculated by deducting the by-product silver revenues from operating costs. The Company reports total cash costs on a sales basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See page 10 of the 2010 third quarter MD&A for a reconciliation of total cash costs to reported operating expenses.

(3) Adjusted net loss and adjusted net loss per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 11 of the 2010 third quarter MD&A for a reconciliation of adjusted net loss to reported net loss.

(4) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.04 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first six million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the total threshold amount has been delivered.

(5) Proven and probable reserves estimated at 199,948 tonnes at 7.2 g/t gold and 439 g/t silver. See the Company’s news release dated September 20, 2010, available on SEDAR.

(6) Operating cash flow before working capital changes and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. Cash used by operating activities reported in accordance with GAAP was $65.3 million in the third quarter ended September 30, 2010. See page 12 of the 2010 third quarter MD&A for a reconciliation of operating cash flows to GAAP.

(7) The Company has included a non-GAAP performance measure, gold margin per ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See page 12 of the 2010 third quarter MD&A for a reconciliation of gold margin to GAAP.

(8) As indicated in the independent technical report entitled “Technical Report on the Tayoltita, San Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc. and Mala Noche Resources Corp.” dated June 1, 2010 prepared by Velasquez Spring, P.Eng. and Gordon Watts, P.Eng of Watts, Griffis and McOuat Limited, in accordance with NI 43-101.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become the next intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Joseph F. Conway	Tamara Brown
President & CEO	VP, Investor Relations
Tel: (416) 814 3160	Tel: (416) 814 3168
jconway@primeromining.com	tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding proposed growth plans for Primero, intentions to become the next intermediate gold producer, forecasted production, operating costs, and capital expenditures. The forward-looking statements are based on reasonable assumptions, including assumptions related to the availability of acquisition targets and financing requirements, and the assumptions set out elsewhere in this news release. Factors that may cause actual results to vary from anticipated results include the risks that Primero may not find acquisition targets at attractive prices, mineral reserves or resources are not as estimated, the actual results of exploration and development activities not being as anticipated, costs of production being higher than anticipated, fluctuations in the exchange rate between the Mexican Peso, Canadian dollar and US dollar, lower than anticipated grade of the ore mined, fluctuations in capital markets and other risks disclosed in the Company’s Short Form Prospectus dated July 9, 2010 available under the Company’s profile on SEDAR at www.sedar.com. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero’s management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

SUMMARIZED OPERATING DATA

			Three months ended [1]
	August 6, 2010 -
	September 30,	September 30,	June 30,	March 31,	December 31,	September 30,
	2010 [1]	2010	2010	2010	2009	2009
Operating Data
Tonnes of ore milled	88,355	145,893	152,200	145,300	166,400	170,800
Average mill head grade (grams/tonne)
– Gold	3.89	4.03	4.45	5.47	5.89	5.13
– Silver	214	227	244	273	251	237
Average recovery rate (%)
– Gold	98%	97%	97%	98%	98%	98%
– Silver	95%	94%	94%	94%	95%	95%
Produced (ounces)
– Gold	10,772	18,419	20,900	24,900	30,800	27,500
– Silver	575,543	1,005,404	1,109,700	1,250,800	1,274,700	1,231,800
Sold (ounces)
– Gold	11,845	12,445	20,500	24,900	30,500	27,400
– Silver	982,151	982,151	1,076,400	1,205,700	1,263,500	1,234,200
Average realized price (per ounce)
– Gold	1,257	1,252	1,214	1,104	1,104	929
– Silver (2)	4.04	4.04	4.04	4.04	4.04	4.02
Total cash costs (per gold ounce) (2) (3)
– Gold equivalent basis	681	not reported	not reported	not reported	not reported	not reported
– By-product basis	527	514	457	374	272	313

(1)	The San Dimas mine was acquired by Primero on August 6, 2010. The comparative operating data was as reported during the period the mine was owned by Goldcorp.

(2)

Due to a silver purchase agreement originally entered into in 2004, for the periods shown, all silver produced was sold to Silver Wheaton at a fixed price. In the future, as a result of restructuring the silver purchase agreement, Primero will be able to sell some silver production at spot prices.

(3)

Total cash costs per gold ounce is a non-GAAP financial measure. Refer to the third quarter MD&A, section “Non-GAAP measure – Total cash costs per gold ounce calculation” for a reconciliation to operating expenses.

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Consolidated statement of operations and comprehensive loss
three and nine month periods ended September 30,
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

Revenue	18,853	-	18,853	-

Operating expenses	15,956	-	15,956	-
Depreciation and depletion	2,002	-	2,002	-
Total cost of goods sold	17,958	-	17,958	-

Earnings from mine operations	895	-	895	-
General and administration expenses	27,982	243	31,041	391

Loss from operations	(27,087)	(243)	(30,146)	(391)
Foreign exchange loss	(591)	(6)	(589)	(12)
Interest income	116	-	116	-
Interest expense	(1,869)	-	(1,869)	-
Other income (expense)	108	11	112	(47)

Loss before income taxes	(29,323)	(238)	(32,376)	(450)

Income taxes
Current	(3,761)	-	(3,761)	-
Deferred	(177)	-	(177)	-
	(3,938)	-	(3,938)	-

Net loss for the period	(33,261)	(238)	(36,314)	(450)
Other comprehensive income
Currency translation gain	7,041	226	7,070	307
Total comprehensive loss	(26,220)	(12)	(29,244)	(143)

Basic and diluted loss per share	(0.64)	(0.08)	(1.82)	(0.24)

Weighted average number of common shares outstanding - basic and diluted	52,331,873	2,881,055	19,954,244	1,898,025

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Consolidated balance sheet
(In thousands of United States dollars)
(Unaudited)

	September 30,	December 31,
	2010	2009
	$	$
Assets
Current assets
Cash	55,007	1,018
Receivables	84,596	158
Prepaid expenses	5,967	34
Inventories	8,634	-
	154,204	1,210
Mining interests	475,744	1,590
Future income tax asset	9,470	-
	639,418	2,800

Liabilities
Current liabilities
Accounts payable and accrued liabilities	24,991	170
Current portion of long-term debt	70,000	-
	94,991	170

Asset retirement obligation	6,739	-
Long-term debt	108,848	-
Other long-term liabilities	388	-
	210,966	170

Shareholders' equity
Share capital	413,104	2,755
Warrants	35,868	722
Equity portion of convertible debt	1,675	-
Contributed surplus	8,417	521
Accumulated other comprehensive income	7,208	138
Deficit	(37,820)	(1,506)
	428,452	2,630
	639,418	2,800

Primero Mining Corp.
(formerly Mala Noche Resources Corp.)
Consolidated statement of cash flows
three and nine month periods ended September 30,
(In thousands of United States dollars)
(Unaudited)

	Three months ended		Nine months ended
		September 30,		September 30,
	2010	2009	2010	2009
	$	$	$	$

Operating activities
Net loss	(33,261)	(238)	(36,314)	(450)
Items not involving cash
Depreciation and depletion	2,002	9	2,002	26
Accretion expense	604	-	604	-
Stock-based compensation	7,161	71	7,896	71
Non-cash interest expense	941	-	941	-
Settlement of legal claim	11,597	-	11,597	-
Non-cash transaction costs	6,180	-	6,180	-
Future income taxes	177	-	177	-
Fair value fadjustment to cost of goods sold	3,981		3,981
Unrealized foreign exchange loss	591	6	589	12
	(27)	(152)	(2,347)	(341)
Change in non-cash working capital	(65,298)	(132)	(63,665)	(135)
	(65,325)	(284)	(66,012)	(476)

Investing activities
Acquisition of San Dimas	(216,000)	-	(216,000)	-
Expenditures on mining interests	(2,162)	(62)	(2,162)	(142)
	(218,162)	(62)	(218,162)	(142)

Financing activities
Proceeds on VAT loan	70,000	-	70,000	-
Proceeds of public offering	285,000	1,551	285,000	1,701
Share issuance costs	(17,079)	(143)	(17,079)	(161)
Proceeds on exercise of warrants	380	-	604	-
	338,301	1,408	338,525	1,540

Effect of foreign exchange rate changes on cash	(443)	98	(362)	109

Increase in cash	54,371	1,160	53,989	1,031
Cash, beginning of period	636	83	1,018	212
Cash, end of period	55,007	1,243	55,007	1,243